                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                             THE ENSTAR GROUP, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                            $0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                -----------------

                                    29358R107
                                 (Cusip Number)

                                NIMROD T. FRAZER
                             THE ENSTAR GROUP, INC.
                               401 MADISON AVENUE
                            MONTGOMERY, ALABAMA 36104
                             TEL NO.: (334) 834-5483
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 With a copy to:

                            WILLIAM R. SPALDING, ESQ.
                                 KING & SPALDING
                              191 PEACHTREE STREET
                             ATLANTA, GEORGIA 30303
                             TEL NO.: (404) 572-4600

                                NOVEMBER 30, 2001
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following: [ ]


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                              (Page 1 of 4 Pages)
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CUSIP NO. 29358R107                   13D                      PAGE 2 OF 4 PAGES


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
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Nimrod T. Frazer

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                   (a)  [ ]
                                                                                            (b)  [ ]
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3        SEC USE ONLY

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4        SOURCE OF FUNDS
         BK
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)  [ ]

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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

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NUMBER OF                 7    SOLE VOTING POWER                                                                          338,001
SHARES            ----------------------------------------------------------------------------------------------------------------
BENEFICIALLY              8    SHARED VOTING POWER                                                                              0
OWNED BY          ----------------------------------------------------------------------------------------------------------------
EACH                      9    SOLE DISPOSITIVE POWER                                                                     338,001
REPORTING         ----------------------------------------------------------------------------------------------------------------
PERSON WITH              10    SHARED DISPOSITIVE POWER                                                                         0
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON           338,001
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                   [ ]

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                            6.0%
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14       TYPE OF REPORTING PERSON

                                                            IN

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

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CUSIP NO. 29358R107                   13D                      PAGE 3 OF 4 PAGES


ITEM 1.           SECURITY AND ISSUER

         The class of equity securities to which this Statement on Schedule 13D relates is the common stock, par value $0.01 per share (the "Common Stock"), of The Enstar Group, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 401 Madison Avenue, Montgomery, Alabama 36104.

ITEM 2.           IDENTITY AND BACKGROUND

         (a)-(c) This Schedule 13D is filed on behalf of Nimrod T. Frazer, an individual (the "Reporting Person"). The Reporting Person's business address is 401 Madison Avenue, Montgomery, Alabama 36104. The Reporting Person's principal occupation is Chairman and Chief Executive Officer of the Issuer.

         (d)-(e) During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f)      The Reporting Person is a citizen of the United States.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The purchase price paid by the Reporting Person for the acquisition of 100,000 shares of Common Stock of the Issuer described in Item 5(c) (the "Purchased Shares") was $1,862,500, of which (i) $1,112,500 was obtained by the Reporting Person by drawing on a line of credit (the "First Line") with Sterling Bank (the "Bank"), and (ii) $750,000 was obtained by the Reporting Person by drawing on a second line of credit (the "Second Line") with the Bank. The First and Second Lines bear annual interest at the Bank's prime rate minus 1% and prime rate, respectively. The First and Second Lines each mature on December 31, 2002. The Bank has a security interest in a securities account the Reporting Person maintains with an affiliate of the Bank. The securities account includes the Purchased Shares.

ITEM 4.           PURPOSE OF TRANSACTION

         The Reporting Person has acquired the shares of Common Stock for investment purposes only. The Reporting Person may acquire additional shares of Common Stock, dispose of all or some of such shares from time to time, in each case in open market transactions, block sales or purchases or otherwise, or may continue to hold such shares.

         The Reporting Person has no plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a)-(j) of Item 4 of
Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         (a)-(b)  The Reporting Person beneficially owns 338,001 shares of
Common Stock, or approximately 6.0% of the shares of Common Stock outstanding. This percentage is based on 5,465,753 shares of Common Stock outstanding, plus 183,000 shares represented by options held by the Reporting Person that are exercisable presently or within sixty days. The Reporting Person has sole power to vote
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CUSIP NO. 29358R107                   13D                      PAGE 4 OF 4 PAGES


or to direct the vote, and sole power to dispose or to direct the disposition of, 338,001 shares of Common Stock. The number of shares beneficially owned by the Reporting Person includes 183,000 shares that are subject to options that are exercisable presently or within sixty days.

         (c) The Reporting Person effected the following transactions in the shares of Common Stock within the last 60 days:

         Pursuant to a stock purchase and stock option agreement dated June 27, 2001, on November 30, 2001, the Issuer (i) sold 50,000 shares of Common Stock to the Reporting Person at $18.00 per share and 50,000 shares of Common Stock to the Reporting Person at $19.25 per share and (ii) granted options to the Reporting Person under the Issuer's 1997 Amended Omnibus Incentive Plan to purchase 50,000 shares of Common Stock at $18.00 per share and to purchase 50,000 shares of Common Stock at $19.25 per share.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The Reporting Person has no contracts, arrangements, understandings or relations (legal or otherwise) with any person with respect to the Common Stock.

ITEM 7.           MATERIALS TO BE FILED AS EXHIBITS

       None.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   December 20, 2001.

                                           /s/ Nimrod T. Frazer
                                           -------------------------------
                                           Nimrod T. Frazer